Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com
Bradley A. Haneberg (804) 771.5790 bahaneberg@kaufcan.com

April 18, 2012

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.
Registration Statement on Form S-11/A
Filed March 19, 2012
File No. 333-177262

Dear Mr. McTiernan:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated March 28, 2012, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 4 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed four redlined copies of the Amendment for your review.

Formation Transactions, page 5

1.	We have reviewed your response to comment 4 and we note that written agreements entered into to effect a certain accounting treatment have not been accepted as evidence of common control. Additionally, a voting agreement limited only to a certain transaction, or contingent on any other events is not acceptable evidence of common control. Please revise your pro forma financial statements to account for the purchases of the entities 50% owned and managed by Jon Wheeler through his interest in Plume Street Financial as business combinations accounted for at fair value, and revise your combined financial statements to exclude these entities, and present separate historical financial statements. For reference see Issue Summary No. 1 of EITF 02-05.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

The Issuer acknowledges the comment and while the Issuer understands the Staff’s concern and shares the desire to ensure that the financial statements accurately present the financial position and operations of the combined group, the Issuer respectfully submits the below discussion and analysis for your review and consideration.

Accounting

SFAS 141 paragraph 11 provides that the term business combination excludes transfers of net assets or exchanges of equity interests between entities under common control. Paragraph D12 states that assets and liabilities in these situations are to be recorded at their carrying amounts at the date of transfer.

As described further below, Jon S. Wheeler (“Mr. Wheeler”) has historically controlled the ongoing activities of the three properties owned and managed by Plume Street Financial, LLC (“Plume Street”). Additionally, these similar properties have been operated and financed in the same manner historically as they will be after the formation transaction proposed in this offering. Accordingly, the Issuer believes recording the assets and liabilities at their carrying value is the most appropriate accounting method and the most transparent presentation of these properties.

Discussion and Analysis

Plume Street was formed on March 10, 2000. Harrison J. Perrine (“Mr. Perrine”) and Mr. Wheeler have been its only two members since the formation of Plume Street. Plume Street’s Operating Agreement, dated August 1, 2000, provides that each of Mr. Perrine and Mr. Wheeler owns 50% of the membership interests and that each is a managing member. The two managing members are vested with the complete power and authority for the operation and control of the assets and business of Plume Street.

Plume Street was formed in connection with the real estate investment activities of Mr. Perrine and Mr. Wheeler and to serve as the guarantor of certain of the loans obtained to finance the acquisition of the real estate assets acquired by Mr. Perrine and Mr. Wheeler. Plume Street’s formation was derived from the fact that at the time Mr. Wheeler and Mr. Perrine were partners in Perrine & Wheeler, Inc. and Perrine & Wheeler Real Estate Company under which they acquired, leased and managed various real estate assets. During the period from August, 2000 to October, 2006, Plume Street acquired interests in thirty three (33) real estate assets. During that period, Mr. Wheeler served as Plume Street’s active manager with respect to the entities that owned the real estate assets while Mr. Perrine focused on real estate acquisitions and was more passive in managing the existing portfolio. As further discussed below, Mr. Wheeler acquired one hundred percent (100%) control of Perrine & Wheeler, Inc. (the Asset Manager) and Perrine and Wheeler Real Estate Company (the Property Manager) during October 2006 and continues to operate and manage the properties in his capacity as sole owner of these two entities. For example, all leasing decisions were made by Mr. Wheeler, and he alone executed leases as the managing member of the entities that managed and owned the real estate assets.

In October, 2006, as part of an exit strategy on Mr. Perrine’s part, Mr. Wheeler formally acquired Mr. Perrine’s ownership interests in Perrine & Wheeler, Inc. (now Wheeler Interests, LLC) and in Perrine & Wheeler Real Estate Company (now Wheeler Real Estate, LLC) (together, the “Wheeler Companies”). When Mr. Wheeler purchased Mr. Perrine’s interest in the Wheeler Companies he elected not to acquire Mr. Perrine’s interest in Plume Street because, among other things, such acquisition would have required the consent of most or all of the lenders on whose loans Plume Street served as a guarantor. The consent process would have been, in the judgment of Mr. Perrine and Mr.

Wheeler, both cumbersome and prohibitively expensive. After the transfer of the interests in the Wheeler Companies to Mr. Wheeler, Mr. Perrine became totally removed from the daily activities and overall operations of Plume Street and the properties it controlled while Mr. Wheeler took complete responsibility for managing both the ownership entities and properties due to his sole control of the Wheeler Companies.

In 2010, Mr. Wheeler informed Mr. Perrine of his intentions to pursue the transactions contemplated by the proposed public offering of the Issuer’s shares and the contribution of certain of Plume Street’s assets to the Issuer. Mr. Wheeler and Mr. Perrine elected to act in concert as managing members of Plume Street with Mr. Wheeler being delegated responsibility for the execution of this strategic plan. As Mr. Wheeler and Mr. Perrine are the sole members of Plume Street and have been partners for many years, no written agreement of the 2010 delegation of authority exists. However, Exhibit 10.14 of the Registration Statement serves to formalize this oral agreement and represents an example of how Mr. Perrine has deferred to Mr. Wheeler for the management and direction of Plume Street’s properties over the years.

Since beginning the Issuer’s formation process, Mr. Wheeler and his affiliated companies have expended significant time and expense to execute the transaction based on the belief that all nine assets proposed to be contributed to the Issuer are under common control and would be treated the same from an accounting standpoint. The conclusion was based on the fact that given Mr. Wheeler’s overall control of the nine properties, either individually or in concert with Mr. Perrine, the transaction would qualify as a common control transaction under ASC 805-50-15-6. The Issuer believes common control accounting treatment results in a financial presentation that aligns more with the transaction’s substance and provides the potential investor a clearer understanding of Mr. Wheeler’s current relationship with the nine entities. This approach also provides a clearer picture of the fact that these entities will continue to be managed and operated as they currently are with Mr. Wheeler controlling each entity’s direction through his capacity as owner of the Wheeler Companies that will manage and lease the properties, owner of WHLR Management, LLC, the entity that will provide administrative services to the Issuer, and as Chairman and President of the Issuer.

Although the Issuer firmly believes that based on the facts above Mr. Wheeler has historically and currently maintains control of all the properties, including the three owned by Plume Street, Mr. Wheeler and Mr. Perrine have agreed to a transaction whereby Mr. Wheeler would acquire Mr. Perrine’s interest in Plume Street’s three properties as soon as reasonably possible. The Issuer believes the proposed transaction, described below, would be nonsubstantive in nature due to Mr. Wheeler continuing to maintain control and would further solidify the fact that Mr. Wheeler has controlled the three properties all along in that Mr. Perrine is willing to give up total ownership control of the properties in question. Additionally, this transaction would be consistent with Mr. Perrine’s overall exit strategy that has been in place since Mr. Wheeler purchased Mr. Perrine’s interest in the Wheeler Companies in October 2006. The overall intent of this transaction would be to formalize the relationship and facts of how these properties have been managed and not to achieve a specific accounting treatment. The proposed transaction is as follows:

•	Plume Street would distribute its one percent (1%) ownership interest in the three properties up to Mr. Wheeler and Mr. Perrine.
•

Mr. Wheeler would then purchase Mr. Perrine’s one half percent (0.5%) interest in the three properties, resulting in Mr. Wheeler formally obtaining full control of the properties as the sole managing member of the properties.

See Exhibit A attached hereto for graphic illustrations of the transaction’s structure for each of the entities.

If the facts presented above supporting the conclusion that Mr. Wheeler already controls Plume Street’s three properties do not satisfy the Staff, but the Staff agrees the proposed transaction between Mr. Wheeler and Mr. Perrine will result in Mr. Wheeler achieving total control of Plume Street’s properties, the Issuer would present four sets of financial statements that would include individual statements for each of Plume Street’s properties and a combined statement for the Issuer’s other six properties. Additionally, the Issuer would present pro forma financial statements on a historical costs basis that would combine the entities and present the impact of the formation and offering transactions.

Conclusion

The Issuer continues to maintain that Mr. Wheeler currently controls all nine of the REIT properties based on the investors acting as a group that is controlled by Mr. Wheeler. Accordingly, the Issuer would prefer the current accounting treatment and financial statement presentation since it more fairly represents the true substance of the current facts and the formation transaction. Additionally, the Issuer believes that any financial presentation other than that which was provided in the Issuer’s most recent amendment would mislead the reader as to the true nature of how the nine properties are currently controlled and will continue to be controlled and managed subsequent to completing the Issuer’s formation transaction.

Distribution Policy, page 40

2.	We note that in your calculation of estimated cash provided by operating activities for the twelve months ended December 31, 2012, you have included an adjustment for the Net increase in CAM, taxes and insurance recoveries. Given that recovery income is typically offset by recovery expense, please tell us why you believe this adjustment is appropriate.

The Issuer acknowledges the comment and explains that CAM, taxes and insurance recovery levels are impacted by several factors, including (i) increased occupancy; (ii) new and/or renegotiated leases; (iii) operating expense levels; and (iv) the magnitude of prior year(s) repair expenses charged back to tenants in subsequent periods. As disclosed in footnote (7)(b) of the distribution table, the Issuer has incurred significant repairs to several of its larger properties in recent years. Since the Issuer charges back these expenses to the tenants through the CAM pool over a period of three to ten years following the actual repair, CAM reimbursements have increased. Additionally, with the increase in occupancy, along with increases in CAM realized at Mandarin Crossing as the Issuer has transitioned those tenants to its reimbursement program, the Issuer has been able to improve its CAM reimbursement levels. The disclosure in footnote (5)(a) of the distribution table was updated to reflect these facts.

In regards to footnote (5)(b) of the distribution table, this amount represents a charge to the tenant for the difference between what was actually collected from the tenants during 2011 and what the tenants should have paid based on actual expense levels. We determine our CAM reimbursements based on estimated operating expenses throughout the year. Since this adjustment occurs every year, the amount reflected only represents the difference between 2012 and 2011 adjustments for prior year amounts.

3.	We have reviewed your response to comment 8, and your revised footnote (7). With the exception of the marketing and advertising costs discussed in note (e) and the utility expenses discussed in note (f), and possibly the audit and accounting fees discussed in note (c) if those amounts are contractually supportable, it does not appear that you have a reasonable basis for the expense adjustments you are making. Please remove the remaining assumed expense reductions from your calculation.

The Issuer acknowledges the comment and notes that the legal and administrative expenses discussed in footnote (7)(a) relate to cases that have already gone through the costly discovery and trial phases and are waiting for the respective judges to rule. Therefore, the legal expenses associated with these cases will decrease significantly in 2012. The $145,000 adjustment reflected in the footnote reduces legal expenses to an amount that approximates the normal $50,000 level the Issuer has averaged over the past three years, excluding expenses related to the two matters referenced. The Issuer has updated its disclosure in the footnote to reflect this fact.

The repairs and maintenance expenses discussed in footnote (7)(b) relate to scheduled amounts incurred during 2011 that will not recur during 2012. The Issuer schedules out the timing of maintenance items for each of its properties based on several factors, including anticipated wear and tear and the lifespan of a property’s components, in order to maintain a premier property. These repairs are charged back to the tenant through CAM as permitted by the lease agreements. These types of repairs have been especially heavy over the past three years at several of the larger properties. As disclosed in responses to comments 2 and 4, the Walnut Hill Plaza property required significant repairs and renovation totaling approximately $1.2 million which was known when the property was acquired and, therefore, was factored into the acquisition price. While the magnitude of the Walnut Hill Plaza repairs and renovations was above normal, the Issuer will often incur a certain level of these expenditures on properties acquired that have been neglected or improperly maintained. In most cases, these expenditures are factored into the acquisition price.

4.	We have reviewed your response to comment 9, and your revised footnote (8). Please revise your calculation in your next amendment to include either your three-year historical average capital and tenant improvements, as shown on your statements of cash flows, or the amount you anticipate spending over the 12 month period, whichever is greater

The Issuer acknowledges the comment and has revised the capital and tenant improvement table so it uses the amounts reflected in the statement of cash flows as the basis for the calculation. Please note the Issuer adjusted these amounts for expenditures specifically related to anticipated renovations associated with the Walnut Hill Plaza acquisition and costs associated with The Shoppes at Eagle Harbor construction project. As previously stated, the Issuer incurred approximately $1.2 million in major renovations and repairs at Walnut Hill Plaza since it acquired the property in 2007. The Issuer believes these costs to be non-recurring as they are related to specific capital events and are not a reflection of normal capital and tenant improvement activities.

Appendix A

Table I

Experience Raising and Investing Funds, page A-2

5.	We note your response to comment 16 in our letter dated February 24, 2012. We continue to believe that the “percent available for investment” line item should reflect the percentage of proceeds raised that are available for investment after expenses and reserves. Since none of the prior programs incurred offering expenses or maintained reserves, please revise the next line item in each column to reflect that 100% of the offering proceeds raised was available for investment.

The Issuer acknowledges the comment and has revised the referenced line item of Table I to reflect that 100% of the offering proceeds raised was available for investment.

Table III

Operating Results of Prior Programs, page A-4

6.	We note your response to comment 18 of our letter dated February 24, 2012 in which you appear to have revised to present the information in Table III on a per $1,000 invested basis in its entirety. Please revise Table III to present only the federal income tax and distribution data per $1,000 invested. Please make similar changes to Table IV.

The Issuer acknowledges the comment and has revised Table III to present only the federal income tax and distribution data per $1,000 invested.

Table IV, page A-17

7.	We note you have not revised your disclosure to present Table IV on an aggregate basis rather than a per year basis. We therefore reissue our prior comment 20. Please also revise to provide complete information, including the dollar amount raised, the number of properties purchased, the date of closing of the offering and the date of first and final sales of property. Please refer to Table IV in Industry Guide 5.

The Issuer acknowledges the comment and has revised Table IV to present the disclosure on an aggregate basis rather than a per year basis. The Issuer has further revised Table IV to present complete information, including the dollar amount raised, the number of properties purchased, the date of closing of the offering and the date of first and final sales of property.

Table V, page A-23

8.	We note your response to comment 21 of our letter dated February 24, 2012. Please revise Table V so that it is in the format prescribed in Industry Guide 5.

The Issuer acknowledges the comment and has revised Table V so that it is in the format prescribed in Industry Guide 5.

Thank you in advance for your assistance in reviewing this response to the Registration Statement on Form S-11/A.

Should you have any questions with respect to the above response, please contact me.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg

Exhibit A

Perimeter Square

Shoppes at TJ Maxx

Lumber River Village